EXHIBIT 99.1

2019 Annual General Meeting

Further to the press release of July 5, 2019 giving notice that the Golar LNG Limited 2019 Annual General Meeting will be held on September 27, 2019, a copy of the Notice of Annual General Meeting and associated information including the Company’s Annual Report on Form 20-F can be found on our website at http://www.golarlng.com and in the attachments below.

Golar LNG Limited
Hamilton, Bermuda
August 16, 2019

Attachments

  Notice of 2019 Annual General Meeting (https://ml-eu.globenewswire.com/Resource/Download/577ad482-e9c2-42b2-b8dc-c2a8f41c20fb)
  2018 Annual Report Form 20-F (https://ml-eu.globenewswire.com/Resource/Download/5c01090c-08cd-48b4-a8ca-1a89ec187006)